Filed by LW EV Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Harley Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No. 001-39584

AEA-Bridges Bloomberg Article for Filing 12.13.21

Bloomberg

Harley’s Green CEO Seizes on SPAC Craze to Speed Electrification

By Gabrielle Coppola and Matthew Miller

13 December 2021

•	New company to have enterprise value of about $1.77 billion

•	LiveWire to be first U.S. public electric-motorcycle company

Harley-Davidson Inc. is seizing on investor appetite for EV upstarts by listing its electric-motorcycle unit through a reverse merger, furthering Chief Executive Officer Jochen Zeitz’s ambition to make the manufacturer a leader in the electric revolution.

LiveWire, a stand-alone division Harley created earlier this year, will merge with special purpose acquisition company AEA-Bridges Impact Corp. in a transaction valuing the combined entity at $1.77 billion, the companies said Monday. LiveWire would reap net proceeds of about $545 million from the deal, and Harley would retain a 74% stake.

Harley jumped 5.2% to $38.73 at 3:37 p.m. in New York after climbing as much as 19%, the most intraday in 13 months. AEA-Bridges advanced 3.2% to $10.16.

Zeitz — a former Puma SE executive who took the helm of the troubled, 118-year-old manufacturer in February 2020 — is boosting investment in Harley’s core heavyweight-bike segment while prioritizing electrification, a strategy he championed while serving as a board member. Listing LiveWire will bring the capital needed to speed product development, while helping Harley by shifting costs to a separate entity.

“We want to lead in electric,” Zeitz said on Bloomberg Television. “It’s timely because in order to lead you have to be fast, and you want to be first to market to really define what electric means in the future.”

The reverse merger will fund LiveWire’s business plan until it breaks even in 2026, executives said in a call with analysts. Zeitz’s Hardwire turnaround plan had called for investing $190 million to $250 million annually, in part to develop Harley’s electrification technology.

LiveWire aims to sell more than 100,000 electric motorcycles in 2026, up from just 387 this year, and bring in $1.8 billion in revenue, according to an investor presentation. That would be more than half the bikes Harley delivered last year, when the Covid-19 pandemic closed plants, and roughly half its 2019 shipments.

“We believe this is another example of a company trying to unlock value of a strategic growth asset,” Joseph Spak, an analyst at RBC Capital Markets, said in a note to clients. “Other auto players should take note and will likely monitor the success of such transactions to see if they sustainably create shareholder value.”

Although SPAC deals have been common this year, particularly in the EV industry, those typically have been of entire startups, not units of bigger companies. Earlier this year Ardagh Group SA merged its metal-packaging business with a SPAC. Polestar, an electric-car maker founded by Volvo Car Group and owner Zhejiang Geely Holding Group Co., has agreed to go public in a reverse merger.

Polestar and Harley have said that using the manufacturing and infrastructure of an incumbent parent company will give the upstarts a higher chance of success.

What Bloomberg Intelligence says:

“The move puts some distance between the traditional — and profitable — Harley brand supported by heavyweight internal combustion motorcycles and the perceived future of the hobby underpinned by quiet, zero-emissions bikes and a more loosely defined customer base.”

— Kevin Tynan, BI automobiles analyst

Listing LiveWire will allow Harley to speed expansion in emerging markets where electric, urban bikes are popular. To expand in Asia, Harley is working with Kymco, a Taiwanese power-sports company that is investing $100 million in LiveWire.

Harley forecasts that electric motorcycles will make up 10% of the North American market by 2026, 13% of the European market and 45% of the Chinese market.

LiveWire will advance battery technology until range is good enough to bring to Harley’s traditional heavyweight touring and cruiser bikes, Zeitz said. He doesn’t expect the electric motorcycles to cannibalize his core business, because they appeal to different customers.

“To electrify the core segments of Harley is going to take some time, because the technology is not there,” he said by phone. “Having the best electric motorcycle in the market now gives us the opportunity to really leapfrog the electrification of the sport.”

New Models

Harley unveiled the LiveWire One, a longer-range, lower-priced version of its $29,000 debut electric bike this summer. LiveWire’s business plan calls for three more electric models to support its push for 100,000 deliveries by 2026.

The new company will have hubs at Harley’s Milwaukee headquarters and in Palo Alto, California. It will be led by Ryan Morrissey, a former Bain & Co. consultant whom Zeitz hired in March as the company’s first “chief electric vehicle officer.”

Zeitz will be acting CEO of LiveWire for as long as two years after the deal is complete. The company is expected to trade on the New York Stock Exchange under the ticker symbol “LVW.”

AEA-Bridges’ shareholders will own about 17% of LiveWire, while its founders and Kymco will own roughly 4% each. Harley will hold the majority of its board seats.